SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐    No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐    No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Banco Santander Chile Fourth Quarter 2002 Results.

2.	Banco Santander Chile’s Unaudited Consolidated Balance Sheets and Quarterly Income Statements.

ITEM 1

CONTACTS:
Raimundo Monge Banco Santander Chile 562-320-8505	Robert Moreno Banco Santander Chile 562-320-8284	Desirée Soulodre Banco Santander Chile 562-647-6474

BANCO SANTANDER CHILE ANNOUNCES

RESULTS FOR THE FOURTH QUARTER 2002

•	Net income totaled Ch$157,315 million (Ch$0.83/share and US$1.22/ADR) in the twelve month period ended December 31, 2002, a 27.5% decrease from pro-forma net income for the same period in 2001. This decrease was mainly due to a charge of Ch$38,629 million stemming from the merger integration of Old Santander-Chile and Santiago. Net income was also affected by the Ch$24,902 million in cost related to the harmonization of credit risk and other criteria used in former Santander and Santiago. Pre-tax net income in the twelve month period ended December 31, 2002 excluding these charges totaled Ch$248,278 million, a 7.5% increase compared to pro-forma pre-tax of the same period of 2001. The Bank recognized the entire financial impact of the merger in 2002 and does not expect to recognize any further restructuring charges.

•	Net income for the fourth quarter of 2002 totaled Ch$23 million. During the fourth quarter the Bank recognized Ch$44,974 million in pre-tax restructuring charges related to the merger integration of Old Santander-Chile and Santiago. Adjusting for these expenses pre-tax net income totaled Ch$48,480 million decreasing 3.6% compared to the pro-forma fourth quarter of 2001. This fall was mainly due to lower net financial income.

•	Fee income rose 6.5% compared to the fourth quarter of 2001. In the quarter the areas with the highest rise in fees were: ATMs, +28.4%, mutual fund management, +19.3% and insurance brokerage, +32.4%.

•	Operating expenses decreased approximately 7.0% compared to adjusted operating expenses of fourth quarter of 2001, partially reflecting the synergies that are already beginning to be produced by the merger process.

•	In the fourth quarter of 2002, net financial margin reached the highest level in three quarters at 4.9% as the Bank continued its process of improving the asset mix. Average earning assets in the same period decreased 7.6%, but consumer loans increased 10.8%.

Santiago, Chile, February 3, 2002.1 - Banco Santander Chile (NYSE: SAN) announced today its unaudited results for the twelve month period and fourth quarter ended December 31, 2002. These results reflect the combined businesses of the merged banks for both periods. For accounting purposes the merger was effective as of January 1, 2002. These results are reported on a consolidated basis in accordance with Chilean GAAP2. Pro forma amounts at and for the twelve month period and the fourth quarter ended December 31, 2001 reflect the combined financial condition and results of operations of Old Santander-Chile and Santiago at that date and for those periods, without elimination of inter-company balances or transactions. Pro forma amounts are provided to facilitate comparison between the 2001 and 2002 periods.

Net income totaled Ch$157,315 million (Ch$0.83/share and US$1.22/ADR) in the twelve month period ended December 31, 2002, a 27.5% decrease from pro forma net income for the same period in 2001. The Bank, including merger expenses, generated 30.7% of the total net income of the Chilean financial system in 2002. The decrease in net income was mainly due to a charge of Ch$38,629 million stemming from the merger integration of Old Santander-Chile and Santiago. Net income was also affected by the Ch$24,902 million in cost related to the harmonization of credit risk and other criteria used in former Santander and Santiago. The Bank recognized the entire financial impact of the merger in 2002 and does not expect to recognize any more restructuring charges. Pre-tax net income in the twelve month period ended December 31, 2002 excluding these charges totaled Ch$248,278 million, a 7.5% increase compared to pro-forma pre-tax of the same period of 2001. Pre-tax ROE, excluding the merger integration charge reached 29.9% in this period compared to pro-forma 27.5% in 2001. This rise in pre-tax net income was mainly due to higher fee income, higher gains from the mark-to-market of the Bank’s fixed income portfolio and a strict control of operating expenses. The Bank’s efficiency ratio, excluding the merger integration charge, reached 47.3%, the lowest among the Bank’s main competitors. These strong results have been achieved despite the lower interest rate environment and the weaker than expected economic growth.

Net income for the fourth quarter of 2002 totaled Ch$23 million. During the fourth quarter the Bank recognized Ch$44,974 million in pre-tax restructuring charges related to the merger integration of Old Santander-Chile and Santiago. Pre-tax net income excluding merger integration charges totaled Ch$48,480 million in the fourth quarter of 2002 decreasing 3.6%

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors, which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of December 31, 2002 was Ch$712.38 per dollar. December 31, 2001 figures are in constant Chilean pesos as of December 31, 2002 and have been adjusted by the price level restatement factor of 1.030. September 2002 figures are in constant Chilean pesos of December 31, 2002 and have been adjusted by the price level restatement facto of 1.016.

compared to the same period of 2001. Pre-tax ROE excluding merger integration charges in the quarter reached 24.2%. During the quarter the benefits of lower operating expenses and a higher fee income were offset by lower net financial revenue. The Bank’s fee income rose 6.5% compared to pro-forma fee income in the fourth quarter of 2001. This rise in fee income mainly reflects the merged Bank’s strategy of seeking to become a leader in fee-based businesses by promoting fee-generating products in various business segments and by taking advantage of cross-selling opportunities among our client base, the largest in Chile. In the fourth quarter 2002 operating expenses decreased, approximately 7.0% compared to adjusted operating expenses of fourth quarter of 2001, reflecting the tight cost control continued to be imposed in the new merged Bank. This fall in expenses was led by a 20.0% reduction in personnel expenses to a large extent as a result of the fall in total headcount. This reduction also mainly reflects cost saving produced by the merger integration.

Banco Santander Chile	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Net income	23	34,079	49,404	(100.0%)	(99.9%)
Net income/share (Ch$)	0.0	0.18	0.26	(100.0%)	(99.9%)
Net income/ADR (US$)[1]	0.0	0.25	0.40	(100.0%)	(100.0%)
Adjusted pre-tax net income[2]	48,480	58,269	50,270	(3.6%)	(16.8%)
Total loans	7,866,751	8,353,692	8,833,711	(10.9%)	(5.8%)
Customer funds	7,112,896	7,735,298	7,779,093	(8.6%)	(8.0%)
Customer deposits	6,085,904	6,552,149	6,935,585	(12.3%)	(7.1%)
Mutual funds	1,026,992	1,183,189	843,508	21.8%	(13.2%)
Shareholder’s equity	963,205	960,169	1,022,247	(5.8%)	0.3%

Net financial margin	4.9%	4.4%	5.0%
Efficiency ratio	48.2%	52.9%	49.9%
ROE[3]	0.0%	16.8%	24.5%
Adjusted pre-tax ROE[2]	24.2%	28.8%	25.0%
Risk index	1.68%	1.56%	1.33%
PDLs / Total loans	2.12%	1.74%	1.33%
Coverage of past due loans	100.5%	108.6%	139.6%
BIS ratio	14.3%	13.9%	12.9%
Branches	347	349	339
ATMs	1,119	1,104	1,091
Employees	8,314	8,647	9,208

1	The change in earnings per ADR may differ than the change in earnings per share due to the exchange rate.
2	Adjusted for merger expenses
3	Annualized Earnings / Average Capital & Reserves.

MERGER UPDATE

The Bank has made substantial progress in the integration process and expects to complete it in 12 months or less from the date the merger was legally effective on August 1, 2002. The merger process is progressing as planned. All of the different commercial, administrative and back office areas of the Bank have been merged.

Systems Integration

The systems integration is still in process. The former Santiago platform will be the standard system. Management has adopted a cautious approach to the merger of systems so as to minimize client-service disruptions. The process of defining the compatibility of both systems and the master plan for integrating them has been concluded. The integration itself should be completed by the middle of 2003.

Distribution Network

The integration of the Santiago and Old Santander-Chile branch networks from a client and operational standpoint will be completed once the operating systems of both banks are integrated. This will enable the branch offices to minimize client-service difficulties. As of the date of this release, each of the Santiago and Old Santander-Chile branch networks continued to operate independently under its former brand name but from a commercial standpoint it is jointly run.

Merger Expenses

The Bank recognized the entire financial impact of the merger in 2002 and does not expect to recognize any further restructuring charges in the future. In the fourth quarter of 2002 the Bank recognized Ch$32,172 million in total direct merger costs. These charges consist of Ch$18,217 million in severance payments related to the voluntary employee retirement program and Ch$13,955 million which correspond to other administrative expenses. The summary of the total direct merger costs recognized in the 2002 is as follows:

Direct Merger Costs in 2002 (Ch$ million December 31, 2002)	2002
— Severance payments	22,063
— Charge-offs of computer system equipment	6,765
— Remodeling and moving expenses	4,851
— Consulting expenses	2,490
— Other charge-offs	1,092
— Marketing expenses	706
— Travel expenses	25
— Other	638

Total	38,630

At the same time, during 2002 the Bank recognized Ch$24,902 million in cost related to the harmonization of credit risk and other criteria used in former Santander and Santiago. Of this total, Ch$12,802 million was recognized during the fourth quarter, mainly as a provision related to the harmonization of depreciation criteria of fixed assets. Former Santander and Santiago depreciated some fixed assets at different rates. The Bank adopted the most conservative criteria used by the separate banks.

NET FINANCIAL INCOME

Net Financial Income	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Net interest income	95,597	161,341	84,791	12.7%	(40.7%)
Net results of hedging positions[3]	32,586	(38,374)	53,976	(39.6%)	184.9%

Net financial income	128,183	122,967	138,767	(7.6%)	4.2%

Average interest earning assets	10,393,832	11,064,892	11,203,317	(7.2%)	(6.1%)

Net financial margin *	4.9%	4.4%	5.0%

* Annualized. The average balance of the fourth quarter 2002 was calculated using daily average balances. The average balance of the third quarter 2002 was calculated by taking the simple average of the balance of combined interest earning assets as of June 2002 and September 2002. The average balance for the fourth quarter of 2001 was calculated by taking the simple average of the balance of the combined interest earning assets as of September and December 2001.

Net financial income in the fourth quarter of 2002 decreased 7.6% compared to pro-forma net financial income for the fourth quarter of 2001. Average earning assets in the same period decreased 7.2%. The decrease in assets was mainly focused in relatively low yielding corporate banking which decreased 17.4%. In this same period the Bank’s net interest margin decreased 10 basis points to 4.9%. The lower interest rate environment has negatively impacted the net financial margin. Although there is some initial benefit to margins when interest rates fall because liabilities re-price faster than interest earning assets, over time interest earning assets also reprice at a lower rate. This effect is further amplified by contraction of the spread earned over the Bank’s non-interest bearing liabilities and capital and inflation adjusted earning assets.

Compared to the third quarter of 2002 the Bank’s net interest margin improved 50 basis points. The Bank has adopted a proactive approach to counteract this challenging interest rate environment. A key part of the Bank’s strategy is to increase it market share in the higher

3	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses cannot be considered interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank’s actual net interest margin as they are linked to normal credit operations.

yielding retail segments in which the Bank is market leader in number of clients, distribution channels and efficiency. Consumer loans increased 2.2% between the end of September and December 2002 (10,8% year on year) which has helped to maintain the Bank’s net interest margin in this lower interest rate environment. Loans in Banefe also increased 2.9% after years of consecutive quarterly declines in loan volumes. Finally in the corporate segment loans decreased 11.7% in part due to the Bank’s policy of increasing the required rate of return on some loan operations. Finally, the inflation rate measured by the Unidad de Fomento (inflation indexed currency) increased 1.6% in the quarter which resulted in higher margins as the spread between inflation adjusted assets and nominal and non-interest bearing liabilities increased.

INTEREST EARNING ASSETS

Interest Earning Assets
	Quarter ended,			% Change
(Ch$ million Dec. 31, 2002)	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001	Dec. 2002/2001	IVQ/IIIQ 2002
Commercial loans	2,900,604	3,045,831	3,456,797	(16.1%)	(4.8%)
Consumer loans	709,522	694,576	659,480	7.6%	2.2%
Residential mortgage loans*	1,376,015	1,374,356	1,396,873	(1.5)	0.1%
Foreign trade loans	533,138	845,739	764,992	(30.3%)	(37.0%)
Interbank loans	4,126	41,082	76,239	(94.6%)	(90.0%)
Leasing	422,615	420,409	405,079	4.3%	0.5%
Other outstanding loans **	1,133,064	1,160,853	1,223,791	(7.4%)	(2.4%)
Past due loans	166,850	144,941	117,747	41.7%	15.1%
Contingent loans	620,817	625,905	732,713	(15.3%)	(0.8%)

Total loans	7,866,751	8,353,692	8,833,711	(10.9%)	(5.8%)

Total investments	2,499,155	2,379,548	2,585,644	(3.3%)	5.0%

Total interest earning assets	10,365,906	10,733,240	11,091,060	(6.5%)	(3.4%)

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

As of December 31, 2002 total interest earning assets decreased 3.4%, led by a 5.8% fall in loans. The fall in loans was led by a decrease in low yielding commercial loans which fell 4.8%, a 37.0% decrease in foreign trade loans and a 90.0% decrease in interbank lending. The fall in these loans was mainly due to the rise in the minimum required return on some credit operations and the reduction in exposure to some clients in order to improve the diversification of the loan portfolio. Consumer loans rose 2.2% in the same period, led by an increase in lending in Banefe.

LOANS BY BUSINESS SEGMENT

Corporate Banking

	Quarter ended,
(Ch$ million Dec. 31, 2002)	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001	% Change IVQ/IIIQ 2002
Large Corporations & Multinationals	2,670,585	3,089,844	3,416,202	(13.6%)
Medium-sized Companies & Real Estate	1,388,341	1,507,203	1,500,504	(7.9%)
Other	5,707	5,358	6,235	6.5%

Total Corporate Loans	4,064,634	4,602,405	4,922,941	(11.7%)

Total corporate loans decreased 11.7% between the end of the fourth quarter and September 30, 2002. In line with the Bank’s strategy of sustaining high levels of profitability, management increased in this segment the required return on some loan operations, which has benefited the Bank’s net financial margin. At the same time this drop in corporate loans also reflects efforts to reduce exposure to some clients in order to improve the diversification of the portfolio and as a result of the Bank’s conservative credit risk policies.

Retail Banking

	Quarter ended,
(Ch$ million Dec. 31, 2002)	Dec. 31, 2002	Sept. 30, 2002	Dec. 31, 2001	% Change IVQ/IIIQ 2002
Small-sized companies	934,212	927,044	886,544	0.7%
Middle-upper income individuals	2,418,174	2,445,230	2,441,005	(1.1%)
Banefe	310,338	301,519	297,805	2.9%

Total Retail Loans	3,662,724	3,673,793	3,625,354	(0.3%)

Loans in the Bank’s retail segments decreased 0.3% compared to the third quarter of 2002. This decrease was mainly due to a 9.9% fall in commercial loans in the middle-upper income individual segments. Consumer loans in retail banking on the other hand increased 2.2% compared to the end of the third quarter of 2002. Loans to the small companies segment increased 0.7% led by a 2.0% increase in mortgage related operations.

Banefe’s loan portfolio increased 2.9% in the fourth quarter compared to the third quarter of 2002. In this same period consumer loans increased 4.4% and residential mortgage lending rose 1.2% in this segment. Demand at Banefe has experienced a pick up after various quarters of asset contraction due a rise in demand of loans as interest rates have become more attractive and unemployment level have showed some improvement in the quarter. The Chilean unemployment rate reached 7.8% at year-end, the lowest level since 1998.

CUSTOMER FUNDS

Funding	Quarter ended,			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Non-interest bearing liabilities	1,858,292	1,993,514	1,701,838	9.2%	(6.8%)
Savings and time deposits	4,227,612	4,558,635	5,233,747	(19.2%)	(7.3%)

Total customer deposits	6,085,904	6,552,149	6,935,585	(12.3%)	(7.1%)

Mutual funds	1,026,992	1,183,189	843,508	21.8%	(13.2%)

Total customer funds	7,112,896	7,735,298	7,779,093	(8.6%)	(8.0%)

Total customer funds decreased 7.1% between the third and fourth quarters of 2002. The 7.3% reduction in time deposits is in line with the reduction of the loan portfolio. The Bank has been following a strategy of reducing low yielding assets from its balance sheet, reducing the need for increasing the deposit base. The 6.8% decrease in non-interest bearing liabilities was, in part, due to the higher inflation rates in the period which increased the attractiveness of other saving instruments. Despite this fall, in twelve months the balance of non-interest bearing liabilities increased 9.2% due to higher floating balances among corporate clients as a result of the growth in the Bank’s cash management services and the low yearly inflation rate.

The 13.2% decrease in mutual funds under management was mainly due to the decrease in medium and long-term fixed income funds. The yields on these funds was negative in the quarter as a result of the fall in price of medium and long-term local bonds. It is important to point out that in twelve months total funds managed increased 21.8% and fee income in the fourth quarter of 2002 from mutual fund management increased 19.3% compared to the fourth quarter of 2001. The Bank has continued encouraging clients to invest in mutual funds instead of short-term deposits as the Bank has excess liquidity given the lower loan growth in the corporate segments. Moreover, mutual funds offer a better yield for the client and the Bank generates fee income.

PROVISION FOR LOAN LOSSES

Provision for loan losses	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Total provisions and charge-offs	24,914	31,614	24,160	3.1%	(21.2%)
Provisions	7,776	4,310	+6,157	(226.3%)	80.4%
Charge-offs	17,138	27,304	30,317	(43.5%)	(37.2%)

Loan loss recoveries	5,420	6,781	7,161	(24.3%)	(20.1%)
Total loans	7,866,751	8,353,692	8,579,751	(8.3%)	(5.8%)
Total reserves for loan losses (RLL)	167,654	157,351	159,698	5.0%	6.5%
Past due loans (PDL)	166,850	144,941	114,362	45.9%	15.1%

PDL/Total loans	2.12%	1.74%	1.33%
RLL/Past due loans	100.5%	108.6%	145.0%
Risk index[4]	1.68%	1.56%	1.33%

Past due loans at December 31, 2002 increased 15.1% compared to the level of past due loans at September 30, 2002. The coverage ratio was 100.5%. The increase was, in part, due to the temporary administrative disruptions caused by the merger integration process. This process in the short-term results in a rise in past due loans as the commercial and credit areas of former Santiago become more familiarized with Santander’s credit risk management systems and policies, which mirror the conservative credit risk standards of Santander Central Hispano.

Despite this rise in past due loans total provision expense increased only 3.1% compared to the fourth quarter of 2001. This rise was mainly due to an increase in the Bank’s risk index which as of December 31, 2002 reached 1.68% despite below the average for the Chilean financial system which as of October 31, 2002, the latest figure available, was 1.95%. The rise in the risk index was in part due to the 8.3% decrease in total loans. This decrease in loans was mainly concentrated in large corporate lending which in most cases are rated A, causing an increase in the risk index. Between September 30 and December 31, 2002 substandard loans (rated B-, C and D) actually decreased 2.3%. Finally, the weaker economic environment has also impacted asset quality in the Bank and throughout the financial system.

[4]	Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against their losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendence of Banks and Financial Institutions (SBIF), the industry’s main regulator.

FEE INCOME

Net Fee Income	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Total net fee income	24,782	28,690	23,272	6.5%	(13.6%)

The Bank’s fee income rose 6.5% compared to the fourth quarter of 2002. This rise in fee income reflects the merged Bank’s strategy of seeking to become a leader in fee-based businesses by promoting fee-generating products in various business segments and by taking advantage of cross-selling opportunities among our client base, the largest in Chile. In the quarter the areas with the highest rise in fees were: ATMs, +28.4%, mutual fund management, +19.3% and insurance brokerage, +32.4%. This in line with the Bank’s policy of incrementing fees to counteract falling spreads.

The decrease in fees compared to the third quarter was mainly due to a decrease in financial advisory fees and a rise in service expenses. This rise in service expense is directly related to the credit card business due to an increase in usage and the other expenses related incurred related to campaigns to promote credit card usage. The Bank must provision an important part of the expenses related to credit card usage even if the income has not been received. An important portion of the resulting income should be reflected in 2003 when the fees are received from retailers.

OTHER OPERATING INCOME

Other operating income	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Net gain from trading and mark-to-market of securities	(1,863)	4,928	(8,419)	(77.9%)	(137.8%)

Other	(3,901)	(5,412)	(13,248)	(70.6%)	(27.9%)

Total	(5,764)	(484)	(21,667)	(73.4%)	1,091%

The net gain from trading and mark-to-market of securities totaled a loss of Ch$1,863 million in the fourth quarter of 2002. This loss was due to the rise in medium and long term interest rates in the quarter.

The decrease in the loss in other operating income, net compared to the fourth quarter of 2001 was mainly due to the reclassification of Ch$8,970 million in yearly variable sales force expenses from administrative expenses to other operating income in former Santander-Chile in the fourth quarter of 2001.

OPERATING EXPENSES AND EFFICIENCY

Operating Expenses	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Personnel expenses	33,391	42,221	41,761	(20.0%)	(20.9%)

Administrative expenses	26,393	26,389	19,127	38.0%	0.0%
Depreciation and amortization	11,211	11,381	9,137	22.7%	(1.5%)

Operating expenses	70,995	79,991	70,025	1.4%	(11.2%)

Efficiency ratio*	48.2%	52.9%	49.9%

*	Operating expenses/Operating income

In the fourth quarter 2002 operating expenses decreased approximately 7.0% compared to adjusted operating expenses of fourth quarter of 2001, reflecting the synergies already being produced by the merger. This fall in expenses was led by a 20.0% reduction in personnel expenses as a result of the fall in total headcount. As of December 31, 2002 total headcount decreased by approximately 10% compared to year-end 2001. In the fourth quarter of 2001 the Bank reclassified the yearly variable sales force expenses were reclassified from administrative expenses to other operating income in former Santander-Chile. Administrative expenses on an adjusted basis increased approximately 2.7% compared to the fourth quarter of 2001. The 22.7% rise in amortization and deprecations reflects the high level of recent investments in technology in both Old Santander-Chile and Santiago. As a result the Bank’s efficiency ratio improved to 48.2% compared to 49.9% in the fourth quarter of 2001.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Recovery of loans	5,420	6,781	7,161	(24.3%)	(20.1%)
Non-operating income, net	(45,884)	(4,358)	817	(5,716.2%)	952.9%
Income attributable to investments in other companies	(281)	555	7	(4,114.3%)	(150.6%)
Losses attributable to minority interest	(25)	(79)	(2)	1,150.0%	(68.45)

Total other income, net	(40,770)	2,899	7,983	(610.7%)	(1,506.3%)

Price level restatement	(7,016)	(3,052)	(3,900)	79.9%	129.9%

Income tax	(3,483)	(5,336)	(866)	302.2%	(34.7%)

Other income, net totaled a loss of Ch$40,770 million in the quarter. During the fourth quarter the Bank recognized Ch$44,974 million in pre-tax restructuring charges related to the merger integration of Old Santander-Chile and Santiago. The Bank recognized the entire financial impact of the merger in 2002 and does not expect to recognize any further restructuring charges. This figure includes Ch$32,172 million in total direct merger costs provisioned in the quarter. These charges consist of Ch$18,217 million in severance payments related to the voluntary retirement program and Ch$13,955 million correspond to administrative expenses. Non-operating expenses also included a Ch$12,802 million provision mainly related to the harmonization of depreciation criteria of fixed assets. Former Santander and Santiago depreciated some fixed assets at different rates. The Bank adopted the most conservative criteria used by the separate banks.

The higher loss from price level restatement reflects the higher UF inflation in the fourth quarter of 2002 compared to the fourth quarter of 2001. The Bank has to adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the size of the loss from price level restatement is positively correlated with the variations of inflation. This higher loss from price level restatement in the quarter partially offsets the positive impact of higher inflation on net financial income in the quarter.

In the fourth quarter of 2001 former Santiago did not pay income tax as it still was benefiting from tax loss carryforwards related to the subordinated debt issue with the Central Bank of Chile. These tax loss carryforwards expired in 2002 and as a result tax expenses increased 302.2% in the period. The new combined Bank will be paying an effective tax rate similar to the corporate tax rate in Chile, which in 2003 will be 16.5%.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Shareholders’ equity	Quarter ended			Change %
(Ch$ million December 31, 2002)	IVQ 2002	IIIQ 2002	Pro-forma IVQ 2001	IVQ 2002/2001	IVQ/IIIQ 2002
Capital and Reserves	805,890	802,877	805,149	0.1%	0.4%
Net Income	157,315	157,292	217,098	(27.5%)	0.0%

Total shareholders’ equity	963,205	960,169	1,022,247	(5.8%)	0.3%

As of December 31, 2002, the Bank’s shareholders’ equity totaled Ch$963,205 million (US$1,352 million). The Bank’s BIS ratio as of December 31, 2002 was 14.3% well above the minimum BIS ratio of 12% imposed by the SBIF as a consequence of the merger. In the same period the Bank’s Tier I ratio reached a solid level of 10.1%. The Bank’s capitalization ratios as of December 31, 2002 were the following.

Capital Adequacy (Ch$ million Dec. 31, 2002)	Dec. 31, 2002	% risk weighted assets
Tier I	805,890	10.1%
Tier II	335,916	4.2%

Regulatory capital	1,141,806	14.3%

Risk weighted assets	8,001,842

In January the Bank concluded its offer to exchange new subordinated notes due 2012 for any and all of its outstanding 7% subordinated notes due 2007. A total of US$221,961,000 principal amount of Old Notes was tendered and accepted by the Bank. Tendering holders received, in exchange for each US$1,000 principal amount of such tendered Old Notes:

•	US$1,000 principal amount of New Notes with an annual interest rate of 7.375%, and

•	A cash payment of US$45.13. The aggregate of such cash payments was approximately US$10,017,100.

The rationale for the exchange was to extend the time that the subordinated debt qualifies as supplementary regulatory capital (Tier 2). Under Chilean banking regulations, Tier 2 capital can represent up to 50% of Tier 1 capital. Subordinated debt can be considered Tier 2 capital, but with certain limitations. One important limitation is that once the bond has a maturity of five years or less the amount of the bond that can be considered as Tier II capital is reduced by approximately 20% per year.

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of December 2002, the Bank was the largest bank in Chile in terms of loans, had the largest customer base with over 1.4 million customers and the largest distribution network with 347 branches and 1,119 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody´s and A- ratings from Standard and Poor’s and Fitch, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander Chile.

Banco Santander Central Hispano -Leading Financial Group in Europe

Santander Central Hispano’s Group is the leading financial group in Spain and Latin America, one of the largest by market capitalization in the Euro Zone and in the world by market value. Santander’s Group provides services to 23 million customers through out 9,500 offices in 40 countries. As of September 30, 2002 the Group had more than $430 billion in customer funds and $338 billion in assets.

ITEM 2

BANCO SANTANDER—CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of December 31, 2002 )

	31-Dec	31-Dec	30-Sep	31-Dec	% Change	% Change
	2002	2002	2002	2001	Dec. 2002/2001	Dec. / Sept. 2002
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
A S S E T S
Cash and due from banks

Total cash and due from banks	1,374,518	979,179	1,081,419	1,036,339	-5.5%	-9.5%

Financial investments
Government securities	1,704,430	1,214,202	1,086,677	1,013,793	19.8%	11.7%
Investments purchased under agreements to resell	467,637	333,135	152,085	143,331	132.4%	119.0%
Other financial investments	357,294	254,529	595,046	847,210	-70.0%	-57.2%
Investment collateral under agreements to repurchase	978,816	697,289	545,740	581,310	20.0%	27.8%

Total financial investments	3,508,177	2,499,155	2,379,548	2,585,644	-3.3%	5.0%

Loans, net
Commercial loans	4,071,709	2,900,604	3,045,831	3,456,797	-16.1%	-4.8%
Consumer loans	995,988	709,522	694,576	659,480	7.6%	2.2%
Mortgage loans (Residential and general purpose)	2,224,803	1,584,905	1,583,293	1,622,324	-2.3%	0.1%
Foreign trade loans	748,390	533,138	845,739	764,992	-30.3%	-37.0%
Interbank loans	5,792	4,126	41,082	76,239	-94.6%	-90.0%
Leasing	593,244	422,615	420,409	405,079	4.3%	0.5%
Other outstanding loans	1,297,305	924,174	951,916	998,341	-7.4%	-2.9%
Past due loans	234,215	166,850	144,941	117,747	41.7%	15.1%
Contingent loans	871,469	620,817	625,905	732,713	-15.3%	-0.8%
Reserve for loan losses	(235,343)	(167,654)	(157,351)	(164,425)	2.0%	6.5%

Total loans, net	10,807,572	7,699,097	8,196,341	8,669,287	-11.2%	-6.1%

Other assets
Assets for leasing	44,120	31,430	32,209	11,457	174.3%	-2.4%
Foreclosed assets	43,234	30,799	24,184	27,991	10.0%	27.4%
Bank premises and equipment	298,863	212,904	226,024	234,267	-9.1%	-5.8%
Investments in other companies	6,577	4,685	5,020	4,391	6.7%	-6.7%
Other	283,079	201,660	396,178	406,769	-50.4%	-49.1%

Total other assets	675,873	481,478	683,615	684,875	-29.7%	-29.6%

TOTAL ASSETS	16,366,137	11,658,909	12,340,923	12,976,145	-10.2%	-5.5%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of December 31, 2002)

	31-Dec	31-Dec	30-Sep	31-Dec	% Change	% Change
	2002	2002	2002	2001	Dec. 2002/2001	Dec. /Sept. 2002
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Current accounts	1,546,544	1,101,727	1,068,976	972,796	13.3%	3.1%
Bankers drafts and other deposits	1,062,024	756,565	924,538	729,042	3.8%	-18.2%

	2,608,568	1,858,292	1,993,514	1,701,838	9.2%	-6.8%

Savings accounts and time deposits	5,934,490	4,227,612	4,558,635	5,233,747	-19.2%	-7.3%

Total deposits	8,543,058	6,085,904	6,552,149	6,935,585	-12.3%	-7.1%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	22,115	15,754	16,717	20,454	-23.0%	-5.8%
Other Banco Central borrowings	19,596	13,960	14,204	125,438	-88.9%	-1.7%

Total Banco Central borrowings	41,711	29,714	30,921	145,892	-79.6%	-3.9%

Investments sold under agreements to repurchase	1,026,222	731,060	591,369	665,949	9.8%	23.6%

Mortgage finance bonds	2,192,664	1,562,010	1,686,385	1,708,807	-8.6%	-7.4%

Other borrowings
Bonds	562,388	400,634	408,324	436,812	-8.3%	-1.9%
Subordinated bonds	638,651	454,962	470,114	447,059	1.8%	-3.2%
Borrowings from domestic financial institutions	87,239	62,147	49,136	197,243	-68.5%	26.5%
Foreign borrowings	848,839	604,696	596,953	295,295	104.8%	1.3%
Other obligations	107,948	76,900	85,729	91,726	-16.2%	-10.3%

Total other borrowings	2,245,065	1,599,339	1,610,256	1,468,135	8.9%	-0.7%

Total other interest bearing liabilities	5,505,662	3,922,123	3,918,931	3,988,783	-1.7%	0.1%

Other liabilities
Contingent liabilities	871,380	620,754	626,089	732,151	-15.2%	-0.9%
Other .	92,839	66,137	282,671	296,775	-77.7%	-76.6%
Minority interest	1,103	786	914	604	30.1%	-14.0%

Total other liabilities	965,322	687,677	909,674	1,029,530	-33.2%	-24.4%

Shareholders’ equity
Capital and reserves	1,131,264	805,890	802,877	805,149	0.1%	0.4%
Income for the year	220,830	157,315	157,292	217,098	-27.5%	0.0%

Total shareholders’ equity	1,352,094	963,205	960,169	1,022,247	-5.8%	0.3%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	16,366,137	11,658,909	12,340,923	12,976,145	-10.2%	-5.5%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of December 31, 2002

	IVQ 2002	IVQ 2002	IIIQ 2002	IVQ 2001	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IVQ 2002/2001	IVQ 2002 /IIIQ 2002
Interest income and expense
Interest income	331,824	236,385	291,470	245,458	-3.7%	-18.9%
Interest expense	(197,630)	(140,788)	(130,129)	(160,667)	-12.4%	8.2%

Net interest income	134,194	95,597	161,341	84,791	12.7%	-40.7%

Provision for loan losses	(34,973)	(24,914)	(31,614)	(24,160)	3.1%	-21.2%

Fees and income from services
Fees and other services income	46,119	32,854	33,022	29,031	13.2%	-0.5%
Other services expense	(11,331)	(8,072)	(4,332)	(5,759)	40.2%	86.3%

Total fees and income from services, net	34,788	24,782	28,690	23,272	6.5%	-13.6%

Other operating income, net
Net gain (loss) from trading and brokerage	(2,615)	(1,863)	4,928	(8,419)	-77.9%	-137.8%
Foreign exchange transactions, net	45,742	32,586	(38,374)	53,976	-39.6%	-184.9%
Other, net	(5,476)	(3,901)	(5,412)	(13,248)	-70.6%	-27.9%

Total other operating income, net	37,651	26,822	(38,858)	32,309	-17.0%	-169.0%

Other income and expenses
Recovery of loans previously written off	7,608	5,420	6,781	7,161	-24.3%	-20.1%
Nonoperating income, net	(64,409)	(45,884)	(4,358)	817	-5716.2%	952.9%
Income attributable to investments in other companies	(394)	(281)	555	7	-4114.3%	-150.6%
Losses attributable to minority interest	(35)	(25)	(79)	(2)	1150.0%	-68.4%

Total other income and expenses	(57,230)	(40,770)	2,899	7,983	-610.7%	-1506.3%

Operating expenses
Personnel salaries and expenses	(46,872)	(33,391)	(42,221)	(41,761)	-20.0%	-20.9%
Administrative and other expenses	(37,049)	(26,393)	(26,389)	(19,127)	38.0%	0.0%
Depreciation and amortization	(15,737)	(11,211)	(11,381)	(9,137)	22.7%	-1.5%

Total operating expenses	(99,658)	(70,995)	(79,991)	(70,025)	1.4%	-11.2%

Gain (loss) from price-level restatement	(9,849)	(7,016)	(3,052)	(3,900)	79.9%	129.9%

Income before income taxes	4,923	3,506	39,415	50,270	-93.0%	-91.1%
Income taxes	(4,889)	(3,483)	(5,336)	(866)	302.2%	-34.7%

Net income	34	23	34,079	49,404	-100.0%	-99.9%

BANCO SANTANDER CHILE

TWELVE MONTH INCOME STATEMENTS

Constant Chilean pesos of December 31, 2002

	31-Dec-02	31-Dec-02	31-Dec-01	% Change
	US$ thousands	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	1,447,493	1,031,165	1,113,478	-7.4%
Interest expense	(717,467)	(511,109)	(631,230)	-19.0%

Net interest income	730,026	520,056	482,248	7.8%

Provision for loan losses	(128,351)	(91,435)	(97,803)	-6.5%

Fees and income from services
Fees and other services income	174,160	124,068	115,223	7.7%
Other services expense	(31,688)	(22,574)	(19,217)	17.5%

Total fees and income from services, net.	142,472	101,494	96,006	5.7%

Other operating income, net
Net gain (loss) from trading and brokerage	41,912	29,857	16,251	83.7%
Foreign exchange transactions, net	(36,040)	(25,674)	30,658	-183.7%
Other	(23,890)	(17,019)	(17,060)	-0.2%

Total other operating income, net	(18,018)	(12,836)	29,849	-143.0%

Other income and expenses
Recovery of loans previously written off	35,282	25,134	24,171	4.0%
Nonoperating income, net	(80,788)	(57,552)	(4,008)	1335.9%
Income attributable to investments in other companies	618	440	455	-3.3%
Losses attributable to minority interest	(255)	(182)	(89)	104.5%

Total other income and expenses	(45,144)	(32,160)	20,529	-256.7%

Operating expenses
Personnel salaries and expenses	(207,076)	(147,517)	(152,933)	-3.5%
Administrative and other expenses	(142,074)	(101,211)	(101,251)	0.0%
Depreciation and amortization	(55,242)	(39,353)	(31,457)	25.1%

Total operating expenses	(404,392)	(288,081)	(285,641)	0.9%

Gain (loss) from price-level restatement	(17,253)	(12,291)	(14,180)	-13.3%

Income before income taxes	259,338	184,747	231,008	-20.0%
Income taxes	(38,508)	(27,432)	(13,910)	97.2%

Net income	220,830	157,315	217,098	-27.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: February 21, 2003	By:	/s/ Gonzalo Romero
Name: Gonzalo Romero
Title: General Counsel